UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Sequenom, Inc.

(Name of Subject Company (Issuer))

Savoy Acquisition Corp.

Laboratory Corporation of America Holdings

(Name of Filing Persons (Offeror))

Common Stock, par value $0.001 per share,

and associated preferred stock purchase rights

(Title of Class of Securities)

817337405

(CUSIP Number of Class of Securities)

F. Samuel Eberts III

Senior Vice President, Chief Legal Officer and Secretary

Laboratory Corporation of America Holdings

358 South Main Street

Burlington, North Carolina 27215

(336) 229-1127

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Michael J. Silver

William I. Intner

John H. Booher

G. Allen Hicks

Hogan Lovells US LLP

875 Third Avenue

New York, New York 10022

(212) 918-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$369,642,070.50	$37,222.96

*	Estimated solely for purposes of calculating the filing fee. The transaction value was calculated by adding (i) 119,243,357 shares of common stock (including shares issued as restricted stock awards) of Sequenom, Inc. (“Sequenom”), par value $0.0001 per share, multiplied by the offer price of $2.40 per share, (ii) 4,424,325 shares of common stock issuable pursuant to outstanding options with an exercise price less than the offer price of $2.40 per share, multiplied by $0.82 per share, which is the offer price of $2.40 per share minus the weighted average exercise price for such options of $1.58 per share, (iii) 5,005,493 shares of common stock subject to issuance pursuant to restricted stock units, multiplied by the offer price of $2.40 per share, (iv) 168,663 shares of common stock estimated to be subject to outstanding purchase rights under an employee stock purchase plan, multiplied by the offer price of $2.40 per share, and (v) 28,088,372 shares of common stock issuable upon the exercise of convertible notes, multiplied by the offer price of $2.40 per share. The calculation of the filing fee is based on information provided by Sequenom as of July 25, 2016.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$37,222.96
Form or Registration No.:	Schedule TO
Filing Party:	Savoy Acquisition Corp. and Laboratory Corporation of America Holdings
Date Filed:	August 9, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate boxes below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on August 9, 2016 in connection with the offer (the “Offer”) by Savoy Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), to purchase all outstanding shares of common stock, par value $0.001 per share, of Sequenom, Inc., a Delaware corporation (“Sequenom”), including the associated preferred stock purchase rights (the “Rights”) issued under the Rights Agreement, dated March 3, 2009, as amended, between Sequenom and American Stock Transfer & Trust Company, LLC, as rights agent (such Rights, together with the shares of Sequenom’s common stock, the “Shares”), at a price of $2.40 per Share net to the seller in cash, without interest thereon and subject to any tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2016 (the “Offer to Purchase”), a copy of which is filed with and attached to the Schedule TO as Exhibit (a)(1)(A) thereto, and the related Letter of Transmittal and instructions thereto, a copy of which is filed with and attached to the Schedule TO as Exhibit (a)(1)(B) thereto, as they may be amended or supplemented from time to time. This Amendment No. 1 is being filed on behalf of Purchaser and LabCorp.

The information set forth in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraphs to Section 15—“Certain Legal Matters” of the Offer to Purchase:

“Legal Proceedings. On August 15, 2016, a putative class action lawsuit was filed by a single plaintiff in the United States District Court for the Southern District of California (Case No. 3:16-cv-02054-JAH-BLM) against Sequenom and individual members of Sequenom’s Board of Directors. The action, styled Todd Malkoff v. Sequenom, Inc., et al., alleges that (i) Sequenom and individual members of Sequenom’s Board of Directors violated Sections 14(e) and 14(d)(4) of the Exchange Act and Rule 14D-9 thereunder by failing to disclose material information in Sequenom’s Solicitation/Recommendation Statement on Schedule 14D-9, filed with the SEC on August 9, 2016 (the “Recommendation Statement”) regarding potential conflicts of interest on the part of the individual directors and (ii) individual members of Sequenom’s Board of Directors (a) violated Section 20(a) of the 1934 Act as controlling persons who had the ability to prevent the issuance of the Recommendation Statement or to cause it to not be materially false or misleading and (b) violated the fiduciary duties of care, loyalty, good faith and independence owed to Sequenom and its public stockholders by failing to properly value Sequenom.

The plaintiff seeks (i) an order certifying the action as a class action and appointing plaintiff as the class representative and his counsel as class counsel, (ii) a declaration that the Recommendation Statement is materially false or misleading, (iii) an injunction against the acquisition of the Company by Purchaser and LabCorp or, in the alternative, to rescind the sale of the Company and award plaintiff and the class rescissory damages, (iv) an accounting of all profits and any special benefits allegedly improperly received by the defendants in an unspecified amount, (v) an award of the costs of this action, including reasonable fees and expenses of plaintiff’s attorneys and experts and (vi) such further relief as the court deems just and proper.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LABORATORY CORPORATION OF AMERICA HOLDINGS

	By:	/s/ F. Samuel Eberts III
Name: F. Samuel Eberts III Title: Senior Vice President, Chief Legal Officer and Secretary

Dated: August 16, 2016

SAVOY ACQUISITION CORP.

	By:	/s/ F. Samuel Eberts III
Name: F. Samuel Eberts III Title: President and Secretary

Dated: August 16, 2016